UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number: 1-1927

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014 and 2013 and for the fiscal year ended December 31, 2014, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

Plan Administrator of the GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

June 2, 2015

/s/ Rich Fulytar
Rich Fulytar, Assistant Treasurer

ANNEX A TO FORM 11-K

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

* * * * *

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2014 and 2013

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of the Goodyear Dunlop Tires North America, Ltd.

Employee Savings Plan for Bargaining Unit Employees

Buffalo, New York

We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

May 26, 2015

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in Thousands)
	2014	2013

Plan’s Interest in Commingled Trust, at Fair Value	$68,976	$66,626
Notes Receivable from Participants	3,444	3,360
Contribution Receivable - Employer	154	7
Contribution Receivable - Employee	81	47

Net Assets Available for Benefits, at Fair Value	72,655	70,040

Adjustment from Fair Value to Contract Value for Stable Value Investment	(199)	(158)

Net Assets Available for Benefits	$72,456	$69,882

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

(Dollars in Thousands)

Contributions:
Employer	$2,870
Employee	2,980

Total Contributions	5,850

Deductions:
Benefits Paid to Participants or Their Beneficiaries	7,997

Total Deductions	7,997

Interest From Notes Receivable from Participants	112

Net Investment Gain from Plan’s Interest in Commingled Trust	4,619

Net Transfers To Other Plans	(10)

Net Increase in Net Assets Available for Benefits During the Year	2,574

Net Assets Available for Benefits at Beginning of Year	69,882

Net Assets Available for Benefits at End of Year	$72,456

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Plan Year

The Plan Year is a calendar year.

Trust Assets

The two defined contribution savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) at December 31, 2014 and 2013 maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by the Trustee. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan. On April 3, 2014, J. P. Morgan Asset Management signed an agreement to sell J. P. Morgan Retirement Plan Services, the former record keeper, to Great-West Financial.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants receive if they initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts held

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

The Plan allows notes from participants in accordance with the Plan document. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests solely (except for cash investments generally ranging from 3-4% of the Goodyear Stock Fund for liquidity needs) in the common stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board issued an accounting standards update which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The standards update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of this standards update is not expected to have a material impact on the Plan’s financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

NOTE 2 – GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The Plan is a defined contribution plan covering all eligible hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who are members of a bargaining unit, which has adopted the Plan, are eligible to participate in the Plan as of the first enrollment date after completing ninety days of continuous service with the Company.

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year.

Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from eligible compensation each pay period based on the percent elected by the employee. Employees may change their contribution percent at any time. The change will become effective as soon as administratively possible after it is submitted. Employees may suspend their contributions at any time.

All participants are entitled to elect employee contributions to be on a pre-tax or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.

The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee contributions, except for Roth 401(k) contributions, are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Effective January 1, 2014, participants of the Plan who are not participants under the Goodyear Dunlop Tires North America, Ltd. 1950 Pension Plan (Buffalo 1950 Pension Plan) became eligible for Company retirement contributions ranging from 5.25% to 6.5% of compensation, based on age. Effective May 1, 2014, participants of the Plan who were accruing benefits under the Buffalo 1950 Pension Plan through April 30, 2014 became eligible for Company retirement contributions ranging from $2,100 to $8,000 per year, based on age. The employee can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of Company retirement contributions to the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the account balance related to Company retirement contributions immediately after a transfer of funds into an investment in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for each participant in the Plan. All accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2014, total dividends paid on the Goodyear stock held by the plan were $19,667.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Employee contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts can remain in the Plan or are eligible to be paid upon retirement, death or other termination of employment.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Plan expenses and contributions by the Company. As of December 31, 2014 and 2013, the Plan had forfeiture credits of $51,397 and $61,371, respectively.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (4.25% at December 31, 2014 and 2013).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expense reduces the investment return reported and credited to participant accounts.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

NOTE 3 – RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

J. P. Morgan Investment Management, Inc., an affiliate of the prior recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2014, the price per share of Goodyear common stock on The NASDAQ Stock Market ranged from $18.87 to $28.86. The closing price per share of Goodyear common stock on The NASDAQ Stock Market was $28.57 at December 31, 2014 ($23.85 at December 31, 2013). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

NOTE 4 – TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated February 12, 2014 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

(Dollars in Thousands)
	2014	2013

Net Assets Available for Benefits per the Financial Statements	$72,456	$69,882
Amount for Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	199	158

Net Assets Available for Benefits per the Form 5500	$72,655	$70,040

The following is a reconciliation of net gain from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2014 to the Form 5500:

(Dollars in Thousands)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$4,619
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	41

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$4,660

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 – FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of assets of the Plan. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Commingled Trust was approximately 62%.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)
	2014	2013
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$4,733	$4,278
NTGI-QM Daily S & P 500 Equity Index Fund	23,046	23,492
JPMCB ACWI Ex US Fund	8,987	9,552
Victory Capital Collective Trust Large Cap Growth Fund	12,704	12,693
Western Asset Core Plus Bond Fund, Class 1	6,483	6,297
Vanguard Fiduciary Trust Target Retirement Income Fund	889	954
Vanguard Fiduciary Trust Target Retirement 2015 Fund	1,856	1,789
Vanguard Fiduciary Trust Target Retirement 2025 Fund	12,103	10,427
Vanguard Fiduciary Trust Target Retirement 2035 Fund	4,930	3,793
Vanguard Fiduciary Trust Target Retirement 2045 Fund	4,434	3,539
Vanguard Fiduciary Trust Target Retirement 2055 Fund	228	25
Invesco Stable Value Trust (see Note 8)	17,548	18,874
Short Term Investment Fund	301	260

Mutual Funds
Eagle Small Capitalization Growth Fund, Class R6	3,009	3,172
RS Partners Small Capitalization Value Fund, Class Y	1,289	1,856

Charles Schwab Self Directed Account - Mutual Funds	6,408	3,473
Common Stock of The Goodyear Tire & Rubber Company	2,688	3,081

Total Investments	111,636	107,555

Receivables:
Accrued Interest and Dividends	25	23

Total Assets Available for Benefits	25	23

Liabilities:
Administrative Expenses Payable	(107)	(161)

Total Liabilities	(107)	(161)

Net Assets Available for Benefits, at fair value	$111,554	$107,417

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)
Year Ended December 31, 2014
Net Appreciation in Fair Value of Investments:
Common Collective Trusts	$6,269
Mutual Funds	110
Common Stock	514
Self Directed Funds – Mutual Funds	386

7,279

Interest and Dividends	324

Investment Gain from Plan’s Interest in Master Trust	7,603
Administrative Expenses	(260)

Net Investment Gain	$7,343

NOTE 7 – FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Common stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common collective trusts: Valued at the NAV of units held by the Commingled Trust at year end, as determined by a pricing vendor or the fund family. The common collective trust funds are invested to earn returns that match or exceed U.S. or international equity and fixed income indexes. The Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8). The Stable Value Fund is invested to preserve principal and provide reasonable interest income, while maintaining required liquidity. The NAV, as provided by the trustee of each common collective trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $98,242,000 and $95,973,000 as of December 31, 2014 and 2013, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2014 and 2013:

(Dollars in Thousands)
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$10,706	$—	$—	$10,706
Common stock	2,688	—	—	2,688
Common collective trusts	—	98,242	—	98,242

Total assets at fair value	$13,394	$98,242	$—	$111,636

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,501	$—	$—	$8,501
Common stock	3,081	—	—	3,081
Common collective trusts	—	95,973	—	95,973

Total assets at fair value	$11,582	$95,973	$—	$107,555

NOTE 8 – INVESTMENT CONTRACTS

The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Stable Value Fund to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended December 31, 2014
Average Yields:
Based on actual earnings	1.4%
Based on interest rate credited to participants	1.6%

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Employer Identification Number: 34-1899137, Plan Number: 010

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue, borrower	including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	4.25% - 10.50%	$—	$3,444,393

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

*	Represents a party-in-interest to the Plan, as defined by ERISA.